Exhibit 12.2

WAL-MART STORES, INC. AND SUBSIDIARIES

Ratio of Adjusted Cash Flow from Operations to Adjusted Average Debt

Adjusted cash flow from operations as the numerator is defined as cash flow from operations of continuing operations for the current year plus two–thirds of the current year operating rent expense less current year capitalized interest expense. Adjusted average debt as the denominator is defined as average debt plus eight times average operating rent expense. Average debt is the simple average of beginning and ending commercial paper, long–term debt due within one year, obligations under capital leases due in one year, long–term debt, and long–term obligations under capital leases. Average operating rent expense is the simple average of current year and prior year operating rent expense. We believe this metric is useful to investors as it provides them with a tool to measure our leverage. Ratios as of April 30, 2007 and January 31, 2007 are calculated as follows:

Amounts in millions except for the calculated ratio	Twelve Months Ended April 30, 2007	Fiscal Year Ended January 31, 2007
Cash flows from operating activities of continuing operations	$18,268	$20,209
+ Two-thirds current period operating rent expense (1)	973	961
– Current year capitalized interest expense	173	182

Numerator	$19,068	$20,988

Average debt (2)	$40,288	$38,874
Eight times average operating rent expense (3)	10,060	9,604

Denominator	$50,348	$48,478

Adjusted cash flow from operations to average debt (4)	38%	43%
Cash flow from operations to average debt	45%	52%

Selected Financial Information
Current period operating rent expense	$1,459	$1,441
Prior period operating rent expense	1,056	960
Current period capitalized interest	173	182

Certain Balance Sheet Information
	April 30, 2007	April 30, 2006
Commercial paper	$4,627	$3,653
Long-term debt due in one year	4,212	5,528
Obligations under capital leases due within one year	246	239
Long-term debt	29,567	25,036
Long-term obligations under capital leases	3,548	3,920

Total debt	$42,200	$38,376

	January 31, 2007	January 31, 2006
Commercial paper	$2,570	$3,754
Long-term debt due in one year	5,428	4,595
Obligations under capital leases due within one year	285	284
Long-term debt	27,222	26,429
Long-term obligations under capital leases	3,513	3,667

Total debt	$39,018	$38,729

(1)	2/3 X $1,459 for the trailing twelve months ending April 30, 2007 and 2/3 X $1,441 for the fiscal year 2007
(2)	($42,200 + $38,376)/2 for the trailing twelve months ending April 30, 2007 and ($39,018 + $38,729)/2 for the fiscal year 2007

(3)	8 X (($1,459 + $1,056)/2) for the trailing twelve months ending April 30, 2007 and 8 X (($1,441 + $960)/2) for the fiscal year 2007.
(4)	The calculation of the ratio as defined.

The most recognized directly comparable GAAP measure is the ratio of cash flow from operations of continuing operations for the current year to average total debt (which excludes any affect of operating leases or capitalized interest) and for which the trailing twelve months ending April 30, 2007 was 45% and the fiscal year 2007 was 52%.